Exhibit 99.1

May 30, 2002

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington DC 20549

Dear Sir/Madam:

This letter is being furnished to you pursuant to Temporary Note 3T to Article 3 of Regulation S-X in connection with the filing of the Form 10-K (the “Form 10-K”) of Mesaba Holdings, Inc. (the “Company”) for the fiscal year of the Company ended March 31, 2002.

Item 8 of the Form 10-K includes the financial statements required by such Item and the report of Arthur Andersen LLP (“Andersen”) as the Company’s independent public accountant for the year ended March 31, 2002.  The Form 10-K also contains a financial statement schedule, Schedule II-Valuation and Qualifying Accounts for the fiscal years ended March 31, 2002, March 31, 2001, and March 31, 2000, and the report of Andersen with respect to such schedule.

The Company has received the written representations of Andersen that the audits that were the subject of the reports referred to above were subject to Andersen’s quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audits, availability of national office consultation, and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audits.

Very Truly Yours,

Mesaba Holdings, Inc.

By:	/s/Robert E. Weil

Robert E. Weil
Vice President and Chief Financial Officer of the Company and Mesaba